

May 1, 2026

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

RE: ETF Series Solutions
        Issuer CIK: 0001540305
        Issuer File Number: 333-179562/811-22668
        Form Type: 8-A12B
        Filing Date: May 1, 2026

To Whom It May Concern:

Cboe BZX Exchange, Inc. certifies its approval for listing and registration of Aptus January Deep Buffer ETF, Aptus July Deep Buffer ETF, Aptus October Deep Buffer ETF and Aptus April Deep Buffer ETF under the Exchange Act of 1934.

Sincerely,

Bianca Stodden

Bianca Stodden
Senior Analyst, Listing Qualifications